

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

August 31, 2015

Donna Rayburn
President
Markham Woods Press Publishing Co., Inc.
1756 Saddleback Ridge Rd.
Apopka, FL 32703

> **Re:** **Markham Woods Press Publishing Co., Inc.**
> **Registration Statement on Form S-1**
> **Filed August 4, 2015**
> **File No. 333-206079**

Dear Ms. Rayburn:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. It appears that you qualify as an "emerging growth company" as defined in the Jumpstart Our Business Startups Act. If so, please disclose that fact in your filing.

2. Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

3. Based on the information provided in your filing, it appears that you may be a shell company as defined in Rule 405 under the Securities Act. We note that you have no

assets other than cash and appear to have limited operations. Please provide us with an analysis supporting your conclusion that you are not a shell company.

4. Please revise the prospectus throughout to consistently describe your proposed business and the nature of your operations. For example, on page 5, you disclose that your corporation "exists solely to be the publisher of the online business magazine, 'Opportunist Magazine', http://opportunistmagzine.com," on page 10, you disclose that your "primary business activities will be focused on the development of [y]our social networking website, www.JobLocationMap.com," on page 11, you reference multiple "sites" and "affiliated products" and, on page 12, you reference "services." We also note the descriptions in the use of proceeds section on page 18 appear to be uses that would be made by a social networking website. In addition, on page 10, you state that you have no customers and have not earned any revenues to date, but, on page F-6, you state that you earned revenues from your magazine, have entered into revenue contracts and have begun distributing the online magazine.

5. We note your disclosure on your prospectus cover page and throughout your prospectus that this is an "all or nothing offering" and your disclosure elsewhere in your prospectus that "[t]here is no minimum number of shares required to be sold to close the offering." Please revise throughout for clarity and consistency, and, if the offering will not be subject to a minimum offering amount, please revise to remove all references to an all or nothing offering. If you intend to conduct an all or nothing offering, please disclose whether the funds will be held in escrow by an independent third party and clarify that the consideration paid for the shares being offered will be promptly refunded to the purchaser if all of the shares are not sold by the end of the offering period.

Prospectus Cover Page

6. Please disclose the net proceeds you will receive if you sell all of the shares of common stock you are offering. Refer to Item 501(b)(3) of Regulation S-K.

Use of Proceeds, page 18

7. We note your disclosure that on page 19 that you intend to ensure that you remain in good standing in Nevada as well as other references to Nevada throughout the document. Please revise your prospectus for consistency or advise, as we note that, elsewhere in your filing, you state that you are incorporated in Florida.

Description of Our Business, page 21

8. Please revise your Description of Our Business section and throughout to discuss your business as it exists today by clarifying which aspects of your business operations are anticipatory. For example, you refer to "our readers" on page 22 when it appears that you have not completed your website and have no readers. For the aspects of your business

operations that are anticipatory in nature, discuss the estimated costs and timelines in reaching your business goals and provide greater details regarding such goals

Overview, page 21

The Company, Its Publication and Its Background, page 21

9. Please disclose when you stopped publishing the print magazine.

10. We note your disclosure regarding your "participation in affiliate programs" on page 21 and your disclosure regarding "affiliate" distribution on page 23. Please identify such programs and affiliates and describe the material terms of your agreements with such affiliates.

Management Team – Business Experience, page 23

11. Please describe Donna Rayburn's business experience for the past five years and disclose her term of office as a director and executive officer.

Certain Relationships and Related Transactions, page 25

12. We note your disclosure on page F-8 regarding loans with related parties. Please revise to disclose such loans here pursuant to Item 404 of Regulation S-K or tell us why such disclosure is not necessary.

Description of Securities, page 28

13. You state here that you have 200,000,000 shares of common stock authorized. The Articles of Incorporation filed as Exhibit 3.1 to the registration statement indicate that you have 1,000 shares of common stock authorized. Please reconcile the inconsistency.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may Amy Geddes contact at (202) 551-3304 or Doug Jones at (202) 551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3469 with any other questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief
Office of Transportation and Leisure

cc: Harold P. Gewerter, Esq.
        Gewerter & Dowling